Exhibit 1

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[LOGO]  HAVAS


PRESS RELEASE

                                                     Suresnes, September 8, 2005

                             First half 2005 results

      o 10.8% operating margin in first half 2005, vs 10.6% in first half 2004 (in IFRS)
      o     Net income (group share) up 52% to (euro) 34 million
      o     Diluted Earnings Per Share up 16% to 8 cents

1. First half 2005 results

The principal elements of the first half 2005 results are as follow:

- Revenue amounts to (euro) 700 million for the first half of 2005 compared to
(euro) 748 million for the first of 2004, a decrease of 6.4%, principally due to changes in scope and exchange rate variations. Organic growth was +2.2%.

- Operating income in IFRS totalled (euro) 75 million compared with (euro) 79 million for the first half of 2004, reflecting an operating margin of 10.8% up from 10.6%.

- Excluding "Other operating items", which were affected in 2005 by, among other items, expenses related to the departure of the Group's previous CEO, the Group's operating margin would have been 11.1%, up from 10% in the first half of 2004, an improvement of 110 basis points.

- At - (euro) 22 million, the financial result improved by 35% mainly due to repurchases in December 2004 of a large proportion of the convertibles bonds (Oceanes) due in 2006 made possible by the October 2004 capital increase.

- Net income (group share) reached (euro) 34 million, up 52% on the first half of 2004. Fully diluted earnings per share rose 16% to (euro) 0.08 as a result of an increase of approximately 30% in the average number of shares outstanding.

- The cash flow statement generally reflects good control over its various components. Operating cash flow rose 47% to (euro) 41 million. The negative change in working capital requirements is mainly due to unfavourable seasonality factors in the media buying business in the first half of the year. Tangible and financial investments were well contained, particularly with Earn-outs and Buy-outs at (euro) 37 million for the first half of 2005, compared with (euro) 50 million during the corresponding period last year.

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Havas has prepared its first half 2005 results in accordance with IFRS. The first half 2004 results have been converted to IFRS for the purposes of comparison. The new measure of operating performance under IFRS is "Operating income". When expressed as a proportion of revenue, the new operating margin is 10.6% in the first half 2004. This replaces the former measure of operating performance under French GAAP, which was "Income from operations", where the corresponding margin for the first half 2004 was 12.2%.

2. Net New Business(1) slightly over (euro) 500 million

Net New Business in the first half of 2005 was slightly over (euro) 500 million.

Key accounts won in the first half-year included the following:

      >>    Global account: Diesel
      >>    Integrated communications: Jaguar, ESPN Mobile and Lukoil in the
            USA, LG Electronics (pan-European account) ;
      >>    Advertising: RadioShack, Sony Electronics and CareFirst in the USA,
            Afflelou, Champion, Cacharel Parfums, Tac O Tac and le Transilien
            (SNCF) in France, The News Corporation Ltd, Superdrug Stores Plc in
            Great Britain, Sogecable in Spain, Citroen in Russia, Turkiye Is
            bankasi in Turkey ;
      >>    Media: AutoZone and Amica Insurance in the USA, P&O Ferries in Great
            Britain, the Netherlands and Belgium, Peugeot in the Netherlands and
            Belgium, Telepizza and Hasbro in Spain, EDF and ING Direct in
            France;
      >>    Marketing services: Heineken, Danone (CRM) and the 2007 Rugby World
            Cup in France ;
      >>    Corporate / Finance: EDF in France ;
      >>    Healthcare: Benefiber (Novartis) and Lidoderm in the USA.

Among the accounts lost were Intel and Volkswagen Media in the USA during the first quarter, and Nikon (marketing services), Amgen and Spiriva (Boehringer and Pfizer) in the healthcare sector in the second quarter of 2005.

Moreover, it was recently announced that the Volkswagen creative account in the U.S held by Arnold has been lost to a local American agency.

3. Outlook

The Havas Board of Directors considers that this beginning of the Group's recovery must be pursued and amplified.

The Group's results need to be significantly improved by a combination of revenue growth, translating into increased market share, with a substantial rise in profitability.

The Board of Directors has confidence in the proven ability of Havas' teams to rise to all these challenges.

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(1) Net New Business reflects the estimated annual advertising budget of accounts won during the period less the estimated annual advertising budget of accounts lost during the period.
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Appendix 1: Consolidated Income Statement for H1 2005

------------------------------------------------------------------------------------------------
            (in (euro) million)                        1st half 2005    1st half 2004      2004
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Revenue                                                     700              748           1 491
------------------------------------------------------------------------------------------------
Compensation costs                                         (427)            (441)          (895)
Share-based payments                                        (4)              (6)            (7)
Other operating expenses and income                        (191)            (226)          (431)
Other operating items                                       (3)               4             15
------------------------------------------------------------------------------------------------
Operating income                                             75               79            173
------------------------------------------------------------------------------------------------
Net financial income (expense)                              (22)             (34)          (83)
Income of fully consolidated companies before taxes          53               45            90
Income tax expense                                          (16)             (19)          (31)
Net income of fully consolidated companies                   37               26            59
Share of profit of associates                                0                1              1
------------------------------------------------------------------------------------------------
Net income                                                   37               27            60
------------------------------------------------------------------------------------------------
Minority interests                                          (3)              (5)            (8)
------------------------------------------------------------------------------------------------
Net income, Group share                                      34               22            52
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Earnings per share (in (euro))
     Basic                                                  0,08             0,07          0,15
     Diluted                                                0,08             0,07          0,15
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Net New Business :

Net new business represents the estimated annual advertising budgets for new business wins (which includes new clients, clients retained after a competitive review, and new product or brand expansions for existing clients) less the estimated annual advertising budgets for lost accounts. Havas' management uses net new business as a measurement of the effectiveness of its client development and retention efforts. Net new business is not an accurate predictor of future revenues, since what constitutes new business or lost business is subject to differing judgments, the amounts associated with individual business wins and losses depend on estimated client budgets, clients may not spend as much as they budget, the timing of budgeted expenditures is uncertain, and the amount of budgeted expenditures that translate into revenues depends on the nature of the expenditures and the applicable fee structures. In addition, Havas' guidelines for determining the amount of new business wins and lost business may differ from those employed by other companies.

Contacts:

Communications:                       Peggy Nahmany
                                      Tel : +33 (0)1 58 47 90 73
                                      peggy.nahmany@havas.com

Investor Relations:                   Stephane Houri
                                      Tel : +33 (0)1 58 47 91 35
                                      stephane.houri@havas.com



2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 552 757,20 euros- 335 480 265 RCS Nanterre - APE 744 B